Exhibit 99.2

Focus Media Announces Closing of Sale of Allyes Stake to Silver Lake and Increase in Share
Repurchase Program

SHANGHAI, China, Aug 3, 2010 — Focus Media Holding Limited (Nasdaq: FMCN), China’s leading digital media group, today announced that the closing of its sale to Silver Lake of 62% equity interest in Allyes, the Internet division of Focus Media.  Upon the closing, Focus Media received US$124 million in return for selling to Silver Lake all of Focus Media’s 62% equity interest in Allyes.

Focus Media also announced its intention to increase the size of its previously announced share repurchase program from US$200 million to US$ 300 million and to extend the termination date of the repurchase plan to June 2011 from February 2011.  The other terms of the repurchase program will remain unchanged and Focus Media may repurchase its issued and outstanding American depositary shares (“ADSs”) using the remaining portion of the program. The repurchases will be made from time to time on the open market at prevailing market prices, in block trades, other privately negotiated transactions or otherwise in accordance with applicable laws and regulations. The purchases will be made subject to restrictions relating to volume, price and timing. The timing and extent of any purchases will depend upon market conditions, the trading price of its ADSs and other factors. Focus Media expects to continue to implement this share repurchase program in a manner consistent with market conditions and the interest of the shareholders and in compliance with the company’s securities trading policy.

“Enlargement of the share repurchase program is part of Focus Media’s continued commitment to improve shareholders’ equity return.” said Jason Jiang, Chairman & CEO of Focus Media.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading multi- platform digital media company, operating the largest out-of-home advertising network in China using audiovisual digital displays, based on the number of locations and number of flat-panel television displays in our network. Through Focus Media’s multi-platform digital advertising network, the company reaches urban consumers at strategic locations and point-of-interests over a number of media formats, including audiovisual television displays in buildings and stores, advertising poster frames and other new and innovative media, such as outdoor light-emitting diode or LED digital billboard and Internet advertising platforms. As of March 31, 2010, Focus Media’s digital out-of-home advertising network had approximately 132,000 LCD displays in its LCD display network and approximately 271,000 advertising in-elevator poster and digital frames, installed in over 90 cities throughout China. For more information about Focus Media, please visit our website at http://ir.focusmedia.cn.

Investor and Media contact:

Jing Lu

Tel: +86 21 22164155

Email: ir@focusmedia.cn